
stratasys | F900

Stratasys Q2 2019

Financial Results Conference Call

July 31, 2019

Q2 2019
Conference call & webcast details

Speakers

- Elan Jaglom – Interim CEO
- David Reis – Vice-Chairman
- Lilach Payorski – CFO
- Yonah Lloyd – VP, Investor Relations

Live webcast and replay:
https://edge.media-server.com/mmc/p/o8gp8wcb

Live dial-in information

Primary dial-in:
+1-866-394-5776

International dial-in:
+1-409-350-3596

Participant passcode:
9771494

Forward looking statements

The statements in this presentation regarding Stratasys' strategy, and the statements regarding its projected future financial performance, including the financial guidance concerning its expected results for 2019, are forward-looking statements reflecting management's current expectations and beliefs. These forward-looking statements are based on current information that is, by its nature, subject to rapid and even abrupt change. Due to risks and uncertainties associated with Stratasys' business, actual results could differ materially from those projected or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to: the degree of market acceptance of our 3D printers, high-performance systems and consumables, and the software and technology included in those systems; potential declines in the demand for, or the prices of, our products and services, or volume of our sales, due to decreased demand either for them specifically or in the 3D printing market generally; potential shifts in our overall strategy, including as related to any reorganization activities and our capital expenditures; potential shifts in our product mix to lower-margin products or in our revenues mix towards our AM services business; the impact of competition and new technologies; potential further charges against earnings that we could be required to take due to impairment of additional goodwill or other intangible assets; potential failure to successfully consummate acquisitions or investments in new businesses, technologies, products or services; risks related to our relationships with our suppliers, resellers and independent sales agents, and our operations at our manufacturing sites; risks related to the international scope of our operations and regulatory compliance (including reporting, environmental, anti-corruption and other regulatory compliance) related to that scope of operations; risks related to the security of our information systems (including risks related to potential cyber-attacks); changes in the overall global economic environment or in political and economic conditions in the countries in which we operate; changes in our strategy; costs and potential liability relating to litigation and regulatory proceedings; and those additional factors referred to in Item 3.D "Key Information - Risk Factors", Item 4, "Information on the Company", Item 5, "Operating and Financial Review and Prospects," and all other parts of our Annual Report on Form 20-F for the year ended December 31, 2018 (the "**2018 Annual Report**"), filed with the Securities and Exchange Commission (the "**SEC**") on March 7th, 2019. Readers are urged to carefully review and consider the various disclosures made throughout our 2018 Annual Report and the Report of Foreign Private Issuer on Form 6-K that attaches Stratasys' unaudited, condensed consolidated financial statements as of, and for the quarter and six months ended, June 30, 2019, and its review of its results of operations and financial condition for that period, which has been furnished to the SEC on or about the date hereof, and our other reports filed with or furnished to the SEC, which are designed to advise interested parties of the risks and factors that may affect our business, financial condition, results of operations and prospects. Any guidance provided, and other forward-looking statements made, in this press release are made as of the date hereof, and Stratasys undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.



Use of non-GAAP financial information

The non-GAAP data that appears below, which excludes certain items as described below, are non-GAAP financial measures. Our management believes that these non-GAAP financial measures are useful information for investors and shareholders of our company in gauging our results of operations (x) on an ongoing basis after excluding mergers, acquisitions and divestments related expense or gains and reorganization-related charges or gains, and (y) excluding non-cash items such as stock-based compensation expenses, acquired intangible assets amortization, including intangible assets amortization related to equity method investments, impairment of long-lived assets, and the corresponding tax effect of those items. These non-GAAP adjustments either do not reflect actual cash outlays that impact our liquidity and our financial condition or have a non-recurring impact on the statement of operations, as assessed by management. These non-GAAP financial measures are presented to permit investors to more fully understand how management assesses our performance for internal planning and forecasting purposes. The limitations of using these non-GAAP financial measures as performance measures are that they provide a view of our results of operations without including all items indicated above during a period, which may not provide a comparable view of our performance to other companies in our industry. Investors and other readers should consider non-GAAP measures only as supplements to, not as substitutes for or as superior measures to, the measures of financial performance prepared in accordance with GAAP. Reconciliation between results on a GAAP and non-GAAP basis is provided on slide 19.



Elan Jaglom
Interim CEO



Opening Remarks

- Q2 results reflect continuation of strong Americas performance for systems, consumables, and services
- Offset by impact of economic weakness in EMEA
- Focus on operational efficiency resulting in positive earnings and profits
- Investing in new products to expand addressable markets and generate accelerated growth beginning in 2020

Financial Update

Lilach Payorski – CFO


stratasys
F170

Financial Results

	GAAP			Non-GAAP		
	Q2-18	Q2-19	Change Y/Y	Q2-18	Q2-19	Change Y/Y
Total Revenue	170.2	163.2	-4.2%	170.2	163.2	-4.2%
Gross Profit	83.6	81.2	(2.5)	89.4	85.6	(3.7)
% Margin	49.1%	49.7%	0.6%	52.5%	52.5%	0.0%
Operating Income (Loss)	(1.9)	0.8	2.7	10.6	9.1	(1.6)
% Margin	-1.1%	0.5%	1.6%	6.2%	5.5%	-0.7%
Pre-Tax Income (Loss)	(2.0)	2.6	4.6	10.5	10.8	0.3
% Margin	-1.2%	1.6%	2.8%	6.2%	6.6%	0.4%
Tax Expenses	0.2	1.3	1.1	1.3	2.2	0.8
EBITDA	11.7	13.6	16%	16.7	16.1	-4%
Net Income (Loss) attributed to SSYS Ltd.	(3.6)	1.2	4.7	8.1	8.5	0.4
% Margin	-2.1%	0.7%	2.8%	4.8%	5.2%	0.5%
Diluted EPS	(0.08)	0.02	125.2%	0.15	0.16	3.5%
Diluted Shares	53.7	54.7	1.8%	53.7	54.7	1.8%

$ in millions, except shares data

All numbers and percentages rounded

Financial Results
Revenue

Quarterly Trend


170.2
51.8
118.4
162.0
52.4
109.6
177.1
52.6
124.5
155.3
50.2
105.1
163.2
52.8
110.3
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Service
Product

Revenue Growth – Q2 '19		
Revenue	**Y/Y**	**Y/Y** *(exc. divested entities & FX)*
Product	-7%	-3%
System	-10%	-6%
Consumables	-4%	-1%
Service	+2%	+3%
Customer Support	+2%	+4%

$ in millions unless noted otherwise
All numbers and percentages rounded

Financial Results
Gross margin trends



GAAP
55.0%
55.6%
54.6%
58.0%
57.3%
49.1%
48.7%
49.1%
49.2%
49.7%
35.7%
34.2%
36.1%
30.9%
33.9%
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Non-GAAP
59.6%
60.6%
58.9%
61.8%
61.1%
52.5%
52.1%
52.2%
52.0%
52.5%
36.2%
34.5%
36.3%
31.3%
34.5%
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
Total Gross Margin
Product Gross Margin
Service Gross Margin

All percentages rounded

Financial Results
Operating expenses and operating margin trends



-6%
85.6
80.4
Q2 '18
Q2 '19

GAAP Operating Expenses



-3%
78.7
76.6
Q2 '18
Q2 '19

Non-GAAP Operating Expenses



6.2%
5.0%
7.2%
4.4%
5.5%
2.1%
-1.1%
-2.1%
-2.1%
0.5%
Q2 '18
Q3 '18
Q4 '18
Q1 '19
Q2 '19
GAAP Operating Margin
Non-GAAP Operating Margin

$ in millions unless noted otherwise

All numbers and percentages rounded

Financial Results

Balance sheet summary and cash flow from operations

	Q2-18	Q1-19	Q2-19
Cash and Cash Equivalents	346.7	367.8	**366.3**
Accounts Receivable	123.5	128.4	**131.5**
Inventories	117.0	131.7	**147.8**
Net Working Capital	453.1	487.1	**505.9**



13.0
-3.8
Q2 '18
Q2 '19

Cash Flow From Operating Activities

$ in millions unless noted otherwise

All numbers rounded

Lilach Payorski

CFO

Financial Summary

- Pleased with year-over-year growth in Americas systems, consumables, and services, offset by the general economic conditions in EMEA
- Continuation of strong non-GAAP earnings, demonstrating the success of our ongoing effort to maintain operational discipline and expense management as we continue to improve profitability
- Continue to enjoy a healthy balance sheet and well positioned to take advantage of opportunities moving forward


CEO Search
Update
Elan Jaglom, Interim CEO

Q2 2019
Updates



David Reis, Vice Chairman

Q2 2019 Update – Strong Growth in Americas

Growth in **system**, **consumables** and **services** in Americas

Pleased with North American **Aerospace** performance

- Strong sales of production-focused 3D printers and materials
- Several large deals with top OEMs as well as adoption by Tier 1 and Tier 2 suppliers
- Increased adoption for jigs, fixtures, and tooling applications
- Several important announcements in Q2:
  - Extension of Boom Supersonic relationship
  - Details of tooling and production applications with Marshall Aerospace and Defense and Diehl Aviation




stratasys

Innovation and New Product Introductions

Recent introductions:

- **F120** and **V650**
- Expect to see impact ramp in H2 2019

Planned announcements in H2 2019 and 2020 include:

- Major developments in **FDM** and **PolyJet**
- Additional new materials and software offerings to broaden range of solutions
- Details on **Layered Powder Metallurgy** metal platform (LPM)
- Details on **High-Speed Sintering** platform via partnership with Xaar







Revenue and Earnings Guidance

Revenue (M)
$670 - $700

GAAP Diluted EPS
$(0.31) - $(0.05)

Non-GAAP Diluted EPS
$0.55 - $0.70

Reconciliation of GAAP to Non-GAAP Guidance ($ in millions, except per share data)	
Revenue	$670 to $700
GAAP Net Loss	($17) to ($3)
(1) Stock-Based Compensation Expense	$22 to $24
(2) Intangible Assets Amortization Expense	$23 to $24
(3) Reorganization Related Expense (Income)	($1) to $1
(4) Income tax adjustments related to Non-GAAP items	($2) to ($3)
Non-GAAP Net Income	$30 to $38
GAAP Diluted Loss Per Share	($0.31) to ($0.05)
Non-GAAP Diluted Earnings Per Share	$0.55 to $0.70

$ in millions unless noted otherwise

Thank You

Make it Better.
Make it with Stratasys.

stratasys

GAAP to Non-GAAP Reconciliation
Results of operations Stratasys Ltd

	Three Months Ended June 30, 2019			Three Months Ended June 30, 2018		
	GAAP	Adjustments	Non-GAAP	GAAP	Adjustments	Non-GAAP
Gross Profit (1)	$81,167	$4,441	$85,608	$83,647	$5,708	$89,355
Operating income (Loss) (1,2)	805	8,246	9,051	(1,929)	12,548	10,619
Net income (Loss) attributable to Stratasys Ltd. (1,2,3)	1,152	7,372	8,524	(3,551)	11,643	8,092
Net income (Loss) per diluted share attributable to Stratasys Ltd. (4)	$0.02	$0.14	$0.16	($0.08)	$0.23	$0.15
(1) Acquired intangible assets amortization expense		3,900			5,220	
Non-cash stock-based compensation expense		541			442	
Reorganization and other related costs		0			46	
		4,441			5,708	
(2) Acquired intangible assets amortization expense		1,783			2,539	
Non-cash stock-based compensation expense		5,552			3,836	
Reorganization expenses and other		(3,530)			465	
		3,805			6,840	
		8,246			12,548	
(3) Corresponding tax effect		-874			-1,119	
Amortization of acquired intangibles assets related to equity method investments		0			214	
		$7,372			$11,643	
(4) Weighted average number of ordinary shares outstanding – Diluted	54,687		54,687	53,722		53,745

$ in millions unless noted otherwise